Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Three Months Ended
	February 28/29,
	2017	2016

Net income	$352	$142
Income tax expense, net	2	1
Income before income taxes	354	143
Fixed charges
Interest expense, net of capitalized interest	51	52
Interest portion of rent expense (a)	5	6
Capitalized interest	6	8
Total fixed charges	62	66
Fixed charges not affecting earnings
Capitalized interest	(6)	(8)
Earnings before fixed charges	$410	$201
Ratio of earnings to fixed charges	6.6	3.0

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.